BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

中 华
BMW

JINBEI

Annual Report 2002

*for identification purposes only

Contents

Corporate Information	2

Financial Highlights	3

Notice of Annual General Meeting	4

Chairman’s Statement	8

Management’s Discussion and Analysis	10

Directors and Senior Management	11

Report of Directors	13

Auditors’ Report	24

Consolidated Profit and Loss Account	26

Balance Sheets	27

Consolidated Statement of Changes in Equity	29

Consolidated Cash Flow Statement	30

Notes to the Accounts	32

Supplementary Financial Information	87

Corporate Information

BOARD OF DIRECTORS	AUDITORS

Mr. Wu Xiao An (Chairman)	PricewaterhouseCoopers
Mr. Hong Xing (Vice Chairman)	Certified Public Accountants
Mr. Su Qiang	22nd Floor
Mr. He Tao	Prince’s Building
Mr. Yang Mao Zeng	Central, Hong Kong
Mr. Wei Sheng Hong*
Mr. Huang Anjiang*	PRINCIPAL BANKERS
Mr. Yi Min Li*
Bank of Communications, Hong Kong Branch

* independent non-executive director	NEW YORK DEPOSITARY, TRANSFER AGENT AND REGISTRAR
AUTHORISED REPRESENTATIVES
The Bank of New York
Mr. Wu Xiao An	620 Avenue of the Americas
Mr. Hong Xing	6th Floor
New York, N.Y. 10011
COMPANY SECRETARY	U.S.A.

Mr. Hong Xing	HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
REGISTERED OFFICE
Computershare Hong Kong Investor Services Limited
Cedar House	Shops 1712–16
41 Cedar Avenue	17th Floor, Hopewell Centre
Hamilton HM12	183 Queen’s Road East
Bermuda	Hong Kong

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS	LEGAL ADVISORS TO THE COMPANY
Shearman & Sterling
Suites 2303–06, 23rd Floor	Appleby Spurling & Kempe
Great Eagle Centre	Morrison & Foerster
23 Harbour Road
Wanchai	INVESTOR RELATIONS
Hong Kong
Weber Shandwick Worldwide (HK) Ltd.
18th Floor, Dina House
Ruttonjee Centre
11 Duddell Street, Central
Hong Kong

Financial Highlights

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

		Year Ended and as of 31st December,
	2002	2001	2000	1999	1998
	RMB	RMB	RMB	RMB	RMB
		(Amounts in thousands except earnings per share)

Profit and Loss Account Data:
Turnover	7,319,455	6,218,436	6,306,430	4,351,169	3,227,324
Cost of Sales	(5,411,134)	(4,307,988)	(4,436,155)	(2,866,202)	(2,179,866)
Selling and Administrative Expenses	(989,511)	(657,931)	(575,657)	(505,773)	(415,743)
Net Profit	650,847	900,269	958,629	645,425	307,991
Basic earnings per share	RMB0.1775	RMB0.2548	RMB0.3042	RMB0.2394	RMB0.1181

Balance Sheet Data:
Total Assets	13,876,753	11,676,823	10,537,104	7,021,145	3,452,653
Current Assets	8,262,951	6,127,118	6,076,716	4,782,337	2,148,902
Current Liabilities	7,332,746	5,741,741	6,177,693	3,568,580	1,479,240
Shareholders’ Equity	6,028,255	5,412,703	3,831,474	2,537,334	1,248,618

Notes:

1.	The Consolidated Profit and Loss Accounts for the years ended 31st December, 2002 and 2001 are set out on page 26. The Profit and Loss Account Data for the years ended 31st December, 2000, 1999 and 1998 are derived from the historical accounts of the Group.

2.	The Consolidated Balance Sheets as of 31st December, 2002 and 2001 are set out on page 27 to 28. The Balance Sheet Data as of 31st December, 2000, 1999 and 1998 are derived from the historical accounts of the Group.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Salon III, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, 27th June, 2003 at 8 : 30 a.m. for the following purposes:

1.	To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended 31st December, 2002;

2.	To consider and approve a final dividend for the year ended 31st December, 2002;

3.	To authorise the board of directors to appoint auditors and to fix their remuneration;

4.	To consider and to approve any other business; and

5.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

A.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) the exercise of any option granted under the share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in

Notice of Annual General Meeting (Cont’d)

accordance with the bye-laws of the Company in force from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution;

“Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

“Rights Issue” means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangement as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or such stock exchange in any territory outside Hong Kong).”

B.	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws and regulations of Bermuda, bye-laws of the Company and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other Recognised Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

Notice of Annual General Meeting (Cont’d)

(b)	the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval be limited accordingly; and

(c)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws of Bermuda to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

C.	“THAT subject to the passing of resolutions numbered 5A and 5B, the aggregate nominal amount of the share capital of the Company which are to be purchased by the Company pursuant to the authority granted to the directors of the Company mentioned in resolution numbered 5B shall be added to the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution numbered 5A above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution.”

By order of the Board
Brilliance China Automotive Holdings Limited
Hong Xing
Secretary

Hong Kong, 28th April, 2003

Notice of Annual General Meeting (Cont’d)

Head office and principal place of business:
Suites 2303–06, 23rd Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Notes:

1.	A member of the Company entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a member being a corporation, by its duly authorised representative) or by proxy. A member may appoint more than one proxy to attend on the same occasion. A proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed herewith.

2.	To be valid, the form of proxy together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power attorney or authority must be delivered to the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

3.	Completion and return of the form of proxy will not preclude members from attending and voting at the Annual General Meeting.

4.	The Hong Kong branch register of members of the Company will be closed from Tuesday, 24th June, 2003 to Thursday, 26th June, 2003 both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration no later than 4 : 00 p.m. on Monday, 23rd June, 2003.

Chairman’s
          Statement

Dear Shareholders:

Looking back to 2002, we are confident that the Group has pursued an appropriate business strategy by both maintaining the leading position in the Chinese minibus industry and entering into the sedan industry in China. In the face of challenging market conditions in the minibus industry during the first quarter of 2002, the Group managed a significant recovery in the unit sales of the Group’s minibuses during the last three quarters of 2002 and sold a total of over 65,000 minibuses in 2002. Our “Zhonghua” sedan has also received positive market response since its formal launch in August 2002 and we sold over 8,800 sedans in 2002. By focusing on market trends and launching new products, the Group achieved better operating results in the second half of 2002 compared to the first half.

Last year was an important milestone year for the Group. With the formal launch of our “Zhonghua” sedan and the approval for our project proposal for the joint venture with BMW Holding BV, the Group has successfully laid the foundation to transform from a leading niche minibus manufacturer to a fully-fledged automobile manufacturer in China.

The approval for the production and sale of the “Zhonghua” sedan in May 2002 paved the way for the Company to enter into the sedan market. The “Zhonghua” sedan was not only well received by the market but also highly regarded within the automobile industry. We believe that being named “Car of the Year 2003” in China reflects the high quality workmanship of our “Zhonghua” sedan.

The joint venture with BMW also reaffirms Brilliance as a market pioneer and leader in China’s automotive industry. BMW will be a tremendous partner to us as we believe our respective businesses and experiences are highly complimentary. With this partnership and our solid market presence and experience, we are confident that we are well-positioned to capture the growing premium sedan market opportunities in China.

Chairman’s Statement

Looking ahead to 2003, the Group will continue to strengthen its competitive position in the Chinese automotive industry by implementing focused growth strategies and introducing new products. In particular, we will focus on (i) maintaining the leading position in the minibus industry; (ii) building up the brand image and the market share of the “Zhonghua” sedan; and (iii) establishing the BMW joint venture and its related domestic components and distribution networks. The Group will continue to introduce more new versions and models of our minibus and “Zhonghua” sedan to the market in order to sustain our market share and solidify our competitive edge. We will launch new versions of our current model of minibus in the second quarter of 2003 and the domestic version of the Toyota “GRANVIA” (known as “GRACE” in China) by end of the year. As for the “Zhonghua” sedan, the 2.0L and 2.4L automatic transmission versions will be launched in May and October 2003, respectively. We also expect the production of the BMW 3-series sedan by the BMW joint venture will commence by the end of 2003.

Last but not least, on 18th December, 2002, Huachen Automotive Group Holdings Company Limited, the wholly owned subsidiary of the Liaoning Provincial Government, acquired a 39.46% stake in our Company from the Chinese Financial Education Development Foundation. With the support from the Liaoning Provincial Government, the introduction of new models of minibuses and sedans and the establishment of the BMW joint venture, we believe that the Group has excellent prospects for future growth.

Finally, I would like to take this opportunity to express my heartfelt gratitude to our staff and shareholders for their continued support.

Wu Xiao An
Chairman
28th April, 2003

Management’s Discussion & Analysis

The consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd (“Shenyang Automotive”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd. and Shenyang Xingchen Automotive Seats Co., Ltd. (together, the “Group”) for the year ended 31st December, 2002 increased by 17.7% to RMB7,319.5 million from RMB6,218.4 million for the year ended 31st December, 2001. The increase in sales was primarily due to the launch of the “Zhonghua” sedan commencing in August 2002.

Shenyang Automotive sold a total of 65,138 minibuses in 2002, a 3.4% increase over the 63,009 minibuses sold in 2001. Shenyang Automotive sold 56,121 units of its Mid-priced Minibus in 2002, a 5.2% increase over the 53,356 units sold in 2001. Units sales of the Deluxe Minibus decreased by 6.6% from 9,653 units in 2001 to 9,017 units in 2002. Shenyang Automotive launched the “Zhonghua” sedan in August 2002 and sold 8,816 sedans during the last five months of the year.

Cost of sales, including depreciation and amortisation, increased by 25.6% to RMB5,411.1 million in 2002 from RMB4,308.0 million in 2001. The increase was primarily due to the ramp-up of the sedan production in 2002. As such, the gross profit margin of the Group decreased slightly to 26% in 2002 from 31% in 2001.

Selling expenses together with general and administrative expenses were RMB989.5 million in 2002, representing 13.5% of sales, compared with RMB657.9 million in 2001, representing 10.6% of sales. Operating profit of the Group decreased by 26.8% to RMB919.8 million in 2002 from RMB1,256.0 million in 2001. This decrease was primarily due to the initial start-up losses of the sedan production and the increase in research and development expenses and selling, general and administrative expenses relating to the launch of the “Zhonghua” sedan.

Share of profits less losses of associated companies increased 149.6% from RMB45.4 million in 2001 to RMB113.4 million in 2002. The increase was due to the strong performance of the Group’s associated companies engaging in engine manufacturing in 2002. Profit before taxation and minority interests decreased by 26.4% to RMB905.6 million in 2002 from RMB1,229.7 million in 2001. However, taxation increased to RMB146.6 million in 2002 from RMB121.7 million in 2001 due to the increase in non-tax-deductible expenses in 2002.

As a result, the Group’s net profit decreased by 27.7% to RMB650.8 million in 2002 from RMB900.3 million in 2001. Basic earnings per share were RMB0.1775 in 2002, a 30.3% decrease from the basic earnings per share of RMB0.2548 in 2001.

Looking ahead to the financial year 2003, the Group sold over 8,400 sedans and over 16,000 minibuses in the first quarter of 2003, compared with 10,900 minibuses sold in the first quarter of 2002. The Group will continue to strengthen its competitive position by implementing focused growth strategies and introducing new products in China. With the introduction of new models of minibuses and the “Zhonghua” sedan and the establishment of the joint venture with BMW, the Directors believe that the Group has excellent prospects for future growth and will achieve turnover and net profit growth in both the Chinese minibus and sedan sectors.

Directors and Senior Management

EXECUTIVE DIRECTORS

Mr. Wu Xiao An, aged 41, has been the Chairman of the Board of Directors since June 2002, and a Director and an Executive Vice President of the Company since 1993. He is responsible for the overall management and strategy of the Company. He was the Vice Chairman and the Chief Financial Officer of the Company from 1993 to June 2002. He is also a director of Shenyang Automotive. Mr. Wu holds a Bachelor of Arts degree from the Beijing Foreign Languages Institute and a Master of Business Administration degree from Fordham University in New York. He served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.

Mr. Su Qiang, aged 37, has been the President and Chief Executive Officer of the Company since June 2002, and a Director and an Executive Vice President of the Company since 1992. He is responsible for the administrative and production management of the Company. He is also the Chairman and a director of Shenyang Automotive. He holds a Bachelor of Arts degree from the People’s University of China, as well as a graduation certificate from the Graduate School of the People’s Bank of China (the “PBOC”). Mr. Su also served as General Manager of Shenyang Automotive from 1995 to 1997.

Mr. Hong Xing, aged 40, has been the Vice Chairman of the Company since June 2002, and a Director and an Executive Vice President of the Company since 1993. He also serves currently as Company Secretary of the Company. He is also a director of Shenyang Automotive. He received a Bachelor of Arts degree from the Beijing Foreign Languages Institute in 1984. He also received a Doctor of Jurisprudence degree from the Columbia University School of Law in New York and is a member of the Bar of the State of New York. From 1985 to 1986, Mr. Hong worked as an Attache in the Ministry of Foreign Affairs of the PRC. From 1986 to 1990, Mr. Hong was an international civil servant at the United Nations headquarters in New York.

Mr. He Tao, aged 31, has been the Chief Financial Officer of the Company since June 2002 and a Director and a Vice President of the Company since 1998. He is responsible for the financial management of the Company. He is also a director of Shenyang Automotive, a company which he joined in 1995. Mr. He received a Bachelor of Arts degree from the University of Finance and Economics in Shanghai. From 1993 to 1995, he worked as the Manager of the accounting department of Brilliance China Machinery Co., Ltd. in Luoyang, China.

Mr. Yang Mao Zeng, aged 67, has been a Director, a Vice President and the Chief Accounting Officer of the Company since 1995. He is responsible for the administrative and financial management of the Company. He graduated from the Soochow University and previously served as the General Manager of the Bank of China, Grand Cayman Branch, in 1993.

Directors and Senior Management (Cont’d)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Wei Sheng Hong, aged 59, is currently an Executive Vice President of the China Minsheng Banking Corporation. In 1983, Mr. Wei held the position of the Vice President of the PBOC of the Xinjiang Autonomous Region and the Director of the Foreign Exchange Control Bureau of Xinjiang District. He later became the President of the PBOC of the Xinjiang Autonomous Region. In 1989, he became the Head of the Education Department and later the Head of the Regulation and Rule Department of the head office of the PBOC.

Mr. Huang Anjiang, aged 49, is a senior public notary and a lawyer in China. He was a Director and Deputy General Manager of the China Legal Service (Hong Kong) Ltd. Mr. Huang was the Deputy Director of Beijing Public Notary Office and the Public Notary Division of Justice Bureau in Beijing. Mr. Huang was also the general secretary of Beijing Public Notary Association as well as the head of the State Public Notary Office in China. He is currently a council member of the China Public Notary Association, a member of China Society of Law and a council member of the China Society of Economic Law (Beijing branch).

Mr. Yi Min Li, aged 41, is a Professor in the School of International Business, Southwest University of Finance and Economics, Chengdu, Sichuan.

COMPANY SECRETARY

Mr. Hong Xing (see biography above).

Report of Directors

The Directors present this report together with the audited accounts of the Company and its subsidiaries (the “Group”) for the year ended 31st December, 2002.

PRINCIPAL ACTIVITIES

The Company is a holding company whose principal operating asset is its majority interest in Shenyang Automotive. Historically, the Company has derived its revenues from Shenyang Automotive’s sales of minibuses in China. As a result, the Company’s operations results have been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. In May 1998, the Company acquired an indirect interest in two component suppliers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen, a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ningbo Brilliance Ruixing Auto Components Co., Ltd. and Mianyang Brilliance Ruian Automotive Components Co., Ltd. respectively as its wholly owned subsidiaries to centralise and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired the 100% equity interest in Shenyang Brilliance Dongxing Automotive Component Co., Ltd., a foreign-invested manufacturer of automotive components in the PRC and established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd.. On 27th March, 2003, the indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. On 28th April, 2003, the Company, through its indirect 90%-owned subsidiary entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interests in SJAI. Upon completion, SJAI will be 89.1% indirectly-owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW will increase from 40.50% to 44.55%. As a result of these additional investments, the Company’s income base has been broadened and its future financial performance will differ from that of Shenyang Automotive.

Report of Directors (Cont’d)

TURNOVER AND CONTRIBUTION

The Group’s turnover and contribution to profit from operations for the year ended 31st December, 2002, analysed by product category, are as follows:

	Manufacturing
	and sales of
	minibuses and	Manufacturing
	automotive	and sales of
	components	sedans	Total
	RMB'000	RMB'000	RMB'000

Segment sales	6,283,700	1,117,283	7,400,983
Intersegment sales	(81,528)	—	(81,528)

	6,202,172	1,117,283	7,319,455

Segment results	1,287,637	(245,507)	1,042,130

Unallocated costs			(122,310)

Operating profit			919,820
Interest income			43,617
Interest expense			(171,286)
Share of profits less losses of associated companies	81,268	32,160	113,428

Profit before taxation			905,579
Taxation			(146,610)

Profit after taxation			758,969
Minority interests			(108,122)

Profit attributable to shareholders			650,847

Report of Directors (Cont’d)

FINANCIAL RESULTS

The results for the Group for the year ended 31st December, 2002, are set out in the accounts on page 26.

LIQUIDITY AND FINANCIAL RESOURCES

The cash flow position of the Group for the year ended 31st December, 2002 is set out and analysed on pages 30 and 31 and in note 32 to the accounts.

DIVIDENDS

The Directors recommend the payment of a final dividend of HK$0.01 per share in cash in respect of the year ended 31st December, 2002. The dividend, if approved by the shareholders at the Annual General Meeting to be held on 27th June, 2003, will be paid on or before 3rd July, 2003 to shareholders registered on 26th June, 2003. The register of members of the Company will be closed from Tuesday, 24th June, 2003 to Thursday, 26th June, 2003, both days inclusive. Details of the dividends paid and proposed are set out in note 10 to the accounts.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the Group for the past five financial years is set out on page 3.

RESERVES

Movements in the reserves of the Group and the Company during the year ended 31st December, 2002 are set out in note 31 to the accounts.

FIXED ASSETS

The movements of fixed assets of the Group for the year ended 31st December, 2002 are set out in note 17 to the accounts.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the subsidiaries and associated companies are set out in notes 19 and 20 respectively to the accounts.

SHARE CAPITAL AND SHARE OPTIONS

Details of the Company’s share capital and share options as of 31st December, 2002 are set out in note 30 to the accounts.

Report of Directors (Cont’d)

On 2nd June, 2001, share options were granted to certain directors and employees entitling them to subscribe ordinary shares of US$0.01 each in the share capital of the Company (the “Shares”) at HK$1.896 per Share, totaling 31,800,000 Shares in aggregate, in accordance with the share option scheme of the Company adopted on 18th September, 1999, which came into effect on 20th October, 1999 (the “1999 Share Option Scheme”). Such share options vested immediately upon the grant and are exercisable within a period of ten years.

On 28th June, 2002, the 1999 Share Option Scheme was terminated. A new share option scheme was adopted at a special general meeting of shareholders on 28th June, 2002 (the “New Share Option Scheme”) in compliance with the amendments to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), which came into effect on 1st September, 2001. The New Share Option Scheme came into effect on 15th July, 2002. Pursuant to Clause 13.1 of the 1999 Share Option Scheme, all the share options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 1999 Share Option Scheme.

During the year ended 31st December, 2002, 13,972,000 share options granted to a former director and certain former employees have been cancelled or lapsed in accordance with the terms of the 1999 Share Option Scheme.

Details of share options outstanding under the 1999 Share Option Scheme are as follows:

Category and name of participants

Directors	Number of share options

Wu Xiao An	2,800,000
Su Qiang	2,338,000
Hong Xing	2,338,000
He Tao	2,338,000
Yang Mao Zeng	2,338,000

Employees (in aggregate)	5,676,000

Total	17,828,000

During the year ended 31st December, 2002, none of the above share options has been exercised. Accordingly, the weighted average closing price of the Share immediately before the dates on which the share options were exercised are not disclosed herein. No share option has been granted under the New Share Option Scheme.

Report of Directors (Cont’d)

The Directors consider that it is not appropriate to state the value of the outstanding share options given that the variables which are critical for the calculation of the value of such outstanding share options cannot be determined. The variables which are critical for the determination of the value of such share options include the subscription price for the shares upon the exercise of the subscription rights attaching to the share options, which may be adjusted under certain circumstances, and whether or not such share options will be exercised by the grantees. The Directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions, and accordingly, believe that any calculation of the value of the share options will not be meaningful.

DIRECTORS

The Directors of the Company who held office during the year ended 31st December, 2002 and up to the date of this report were:

Executive Directors:

Mr. Wu Xiao An (Chairman)	(also known as Mr. Ng Siu On)
Mr. Hong Xing (Vice Chairman)
Mr. Su Qiang	(also known as Mr. So Keung)
Mr. He Tao	(also known as Ho To)
Mr. Yang Mao Zeng
Mr. Yang Rong	(removed as a director on 22nd
November, 2002)

Independent Non-executive Directors:

Mr. Wei Sheng Hong
Mr. Huang Anjiang
Mr. Yi Min Li

Mr. Wei Sheng Hong and Mr. Huang Anjiang will retire by rotation in accordance with bye-law 99 of the bye-laws of the Company at the forthcoming annual general meeting of the Company.

Report of Directors (Cont’d)

SUBSTANTIAL SHAREHOLDER

As at 31st December, 2002, the register maintained under Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Cap. 396) of the laws of Hong Kong (the “SDI Ordinance”) showed that the following shareholder has an interest of 10% or more in the issued share capital of the Company:

		Approximate
	Number of Shares	shareholding
Name of shareholder	Beneficially held	percentage

Huachen Automotive Group Holdings Company Limited (“Huachen”)	1,446,121,500	39.45%

Save as disclosed above, no other party was recorded in the register required to be kept by the Company under the SDI Ordinance as having an interest of 10% or more of the shares of the Company as at 31st December, 2002.

Following the coming into effect of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong (the “SFO”) on 1st April, 2003, which repeals and replaces the SDI Ordinance, the register maintained under Section 336 of the SFO shows that the following shareholders have an interest of 5% or more in the issued share capital of the Company as at the date of this report:

Name of shareholder	Number of Shares held/Approximate shareholding percentage
	Long		Short
	Position	%	Position	Lending Pool	%

Huachen	1,446,121,500	39.45	—	—	—
J.P. Morgan Chase & Co. (Note)	311,979,178	8.51	—	80,409,178	2.19
JF Asset Management Limited (Note)	212,554,000	5.80	—	—	—
J.P. Morgan Fleming Asset Management (Asia) Inc. (Note)	227,364,000	6.20	—	—	—
J.P. Morgan Fleming Asset Management Holdings Inc. (Note)	227,364,000	6.20	—	—	—

Note:	Each of JF Asset Management Limited, J.P. Morgan Fleming Asset Management (Asia) Inc. and J.P. Morgan Fleming Asset Management Holdings Inc. are companies controlled by J.P. Morgan Chase & Co. and their interest in the shares of the Company are included in the interests of J.P. Morgan Chase & Co.. J.P. Morgan Fleming Asset Management (Asia) Inc. is the controlling shareholder of JF Asset Management Limited and the interest of the JF Asset Management Limited is included in the interest of JP Morgan Fleming Asset Management (Asia) Inc.. J.P. Morgan Fleming Asset Management Holdings Inc. is the controlling shareholder of J.P. Morgan Fleming Asset Management (Asia) Inc. and the interest of J.P. Morgan Fleming Asset Management (Asia) Inc. is included in the interest of J.P. Morgan Fleming Asset Management Holdings Inc.

Report of Directors (Cont’d)

DIRECTORS’ INTERESTS IN SHARES

The interests of the directors in the issued share capital of the Company as recorded in the register maintained under Section 29 of the SDI Ordinance as at 31st December, 2002 and Section 352 of the SFO as at the date of this report, respectively, were as follows:

						Number
					Number	of Shares to be
				Approximate	of share	acquired under
	Type of			shareholding	options	a call option
Name of director	interests	Number of Shares held		percentage	granted	agreement
		Long	Short
		Position	Position	%		(Note 1)
Wu Xiao An	Personal	30,000,000	—	0.82	2,800,000	92,911,266
Su Qiang	Personal	34,500,000	—	0.94	2,338,000	84,464,788
Hong Xing	Personal	26,640,000	—	0.73	2,338,000	84,464,788
He Tao	Personal	35,045,000	—	0.96	2,338,000	84,464,788
Yang Mao Zeng	Personal	2,800,000	—	0.08	2,338,000	—

Save as disclosed above, none of the directors, executives or their respective associates had any interests in the equity or debt securities of the Company and any of its associated corporations (within the meaning of the SFO) or had any short positions in the shares of the Company and any of its associated corporations (within the meaning of the SFO).

Note:

1.	Pursuant to four call option agreements all dated 18th December, 2002, Huachen has granted to each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao a call option to acquire up to 92,911,266 Shares, 84,464,788 Shares, 84,464,788 Shares and 84,464,788 Shares, respectively, representing approximately 2.534%, 2.304%, 2.304% and 2.304%, respectively, of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from the date falling six months after 6th February, 2003.

DIRECTORS’ RIGHT TO ACQUIRE SHARES OR DEBENTURES

At no time during the year ended 31st December, 2002 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate; and none of the directors, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

Report of Directors (Cont’d)

DIRECTORS’ INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group’s business to which the Company or any of its subsidiaries or associated companies was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS’ SERVICE CONTRACTS

Each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao, all of whom are executive Directors, has entered into service agreement with the Company dated 21st August, 2000 for a term of five years commencing from 1st October, 2000.

Save as disclosed herein, there is no service contract between the Directors and members of the Group that does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

PURCHASE, SALE OR REDEMPTION

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities during the year.

ANALYSIS OF BORROWINGS AND INTERESTS CAPITALISED

The particulars of the Group’s borrowings as at the end of the year are set out in notes 27 and 28 to the accounts. Details of interest capitalised are set out in notes 5 and 6 to the accounts.

DEBT TO EQUITY RATIO

The Company’s debt to equity ratio, computed by dividing total liabilities by shareholders’ equity, as of 31st December, 2002 was approximately 1.22 (2001: 1.06). The increase of the ratio is primarily due to the increase of accounts and notes payable.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company’s bye-laws or the laws of Bermuda which oblige the Company to offer new shares on a pro-rata basis to existing shareholders. Such obligations are provided for in the Listing Rules.

Report of Directors (Cont’d)

MAJOR CUSTOMERS AND SUPPLIERS

During 2002, the aggregate sales attributable to the Group’s five largest customers represented approximately 46% of the Group’s turnover and sales attributable to the Group’s largest customer was approximately 23%. The aggregate purchases attributable to the Group’s five largest suppliers during the year represented approximately 31% of the Group’s total purchases and the purchases attributable to the Group’s largest supplier represented approximately 9%.

None of the Directors, their associates or any shareholders that, to the knowledge of the Directors, own more than 5% of the Company’s issued share capital, has any interest in the share capital of any of the five largest customers or suppliers of the Group.

CONNECTED TRANSACTIONS

The following connected transactions have been entered into and/or ongoing after the listing of the Company’s shares on the Stock Exchange. The Stock Exchange has, subject to certain conditions, granted a waiver to the Company from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules in connection with these transactions:

RMB'000

Purchases of materials and component parts made by Ningbo Yuming from Mr. Qin’s, a substantial shareholder of Ningbo Yuming, subsidiaries and associates	19,240
Purchases of materials and component parts made by Xing Yuan Dong from JinBei’s subsidiaries and associates	157,422
Purchases of materials and component parts made by Shenyang Automotive from JinBei’s subsidiaries and associates	153,802
Sales of automobiles and component parts by Shenyang Automotive to Jinbei’s subsidiaries and associates	6,149

Report of Directors (Cont’d)

Save as disclosed above, in the opinion of the directors, the transactions disclosed as related party transactions in note 35 to the accounts do not constitute connected transactions as defined under the Listing Rules.

The independent non-executive Directors of the Company confirmed that all connected transactions in 2002 to which any member of the Group was a party:

1.	had been entered into by the Group in the ordinary and usual course of its business;

2.	had been entered into either (a) on normal commercial terms or (b) on terms not less favourable than those available to or from (as the case may be) independent third parties, or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

The auditors of the Company have reviewed the transactions and confirmed to the Directors that:

1.	the Directors had approved the transactions; and

2.	the transactions had been entered into in accordance with the terms of the related agreements governing such transactions and within the annual caps as approved by the Stock Exchange.

USE OF LISTING PROCEEDS

As at 31st December, 2002, the Company had used approximately RMB70 million of the proceeds from the share placement completed on 8th June, 2001 for the expansion of new production facilities and the balance of approximately RMB140 million for general working capital purposes.

EMPLOYEES

The Group employed approximately 9,200 employees as at the end of the year 2002. Employee costs (excluding directors’ emoluments) amounted to approximately RMB256.4 million for the year 2002. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance-related basis, with a mandatory provident fund scheme and share option scheme, and within the general framework of the Group’s salary and bonus system. The Group will make every effort to retain a highly professional team for its operations.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year, except that (1) a former executive director of the Company failed to observe the notification procedures as set out in Appendix 10 Rule B 5 of the Listing Rules in

Report of Directors (Cont’d)

relation to his personal dealings in securities of the Company in June 2002 and (2) the independent non-executive directors of the Company are not appointed for specific terms and are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s bye-laws.

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the audited consolidated accounts for the year ended 31st December, 2002.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers (having previously been appointed by the board of directors (the “Board”) to fill the casual vacancy arising by reason of the resignation of Arthur Andersen & Co. in August 2002), who retire and being eligible, offer themselves for appointment. A resolution will be submitted to the Annual General Meeting to authorise the Board to appoint auditors and to fix their remuneration.

On behalf of the Board

Wu Xiao An
Chairman

Hong Kong, 28th
April, 2003

Auditors’ Report

TO THE SHAREHOLDERS OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the accounts on pages 26 to 86 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company’s directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Auditors’ Report (Cont’d)

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2002 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28th
April, 2003

Consolidated Profit and Loss Account
For the year ended 31st December, 2002

		2002	2001
	Note(s)	RMB'000	RMB'000

Turnover	3, 35a	7,319,455	6,218,436
Cost of sales	35a	(5,411,134)	(4,307,988)

Gross profit		1,908,321	1,910,448
Other revenue	3	51,296	38,863
Selling expenses	35a	(364,491)	(275,872)
General and administrative expenses	35a, f	(625,020)	(382,059)
Other operating expenses		(50,286)	(35,405)

Operating profit	4	919,820	1,255,975
Interest income	3, 5, 35f	43,617	106,285
Interest expense	6	(171,286)	(178,028)
Share of profits less losses of associated companies		113,428	45,448

Profit before taxation		905,579	1,229,680
Taxation	7	(146,610)	(121,655)

Profit after taxation		758,969	1,108,025
Minority interests		(108,122)	(207,756)

Profit attributable to shareholders	9	650,847	900,269

Dividends declared	10	35,295	35,306

Basic earnings per share	13	RMB0.1775	RMB0.2548

Diluted earnings per share	13	N/A	N/A

Balance Sheets
As at 31st December, 2002

			Consolidated		Company
		2002	2001	2002	2001
	Note(s)	RMB'000	RMB'000	RMB'000	RMB'000

			(Note 37)

Non-current assets
Fixed assets	17, 28, 35f	3,103,091	2,375,875	1,016	1,847
Intangible assets	14	624,966	681,100	—	—
Construction-in-progress	18	453,028	713,219	—	—
Investments in subsidiaries	19	—	—	4,882,786	3,931,999
Investments in associated companies	20	896,182	1,319,598	—	—
Goodwill	16	390,174	414,464	—	—
Long-term advances to an affiliated company	35g	—	44,804	—	—
Long-term prepayment for an intangible asset	15, 35a	70,382	—	70,382	—
Long-term prepayment for fixed assets	35a	18,305	—	18,305	—
Investment securities	21	17,305	—	—	—
Deferred tax assets	7	38,041	—	—	—
Other long-term assets		2,328	645	—	—

Total non-current assets		5,613,802	5,549,705	4,972,489	3,933,846

Current assets
Cash and cash equivalents		1,289,150	1,220,226	27,497	33,108
Short-term bank deposits		773,389	—	—
Pledged short-term bank deposits	27	1,350,000	1,925,805	—	—
Notes receivable	24	469,744	235,167	—	—
Notes receivable from affiliated companies	35c	212,985	686,869	—	—
Accounts receivable	23	15,275	24,107	—	—
Amounts due from affiliated companies	35b	774,066	596,937	—	—
Other receivables	25, 35d	848,146	172,703	—	—
Prepayments and other current assets	35d	437,135	339,949	809	2,145
Inventories	22	788,365	626,969	—	—
Dividends receivable		—	—	113,992	63,086
Advances to affiliated companies	35g	1,304,696	298,386	444,505	117,905

Total current assets		8,262,951	6,127,118	586,803	216,244

Balance Sheets (Cont’d)
As at 31st December, 2002

			Consolidated		Company
		2002	2001	2002	2001
	Note(s)	RMB'000	RMB'000	RMB'000	RMB'000

			(Note 37)

Current liabilities
Short-term bank loans	28	150,000	405,500	—	—
Notes payable	27	3,937,403	3,300,000	—	—
Accounts payable	26	1,075,592	666,216	—	—
Amounts due to affiliated companies	35e	729,369	492,079	—	—
Customer advances		302,039	83,559	—	—
Other payables		352,574	385,661	3,437	5,272
Dividends payable to joint venture partners		21,618	46,452	—	—
Accrued expenses and other current liabilities		258,248	73,730	54,522	4,909
Income tax payable		133,920	70,669	—	203
Other taxes payable		209,563	163,599	—	—
Advances from affiliated companies	35h	162,420	54,276	2,517	—

Total current liabilities		7,332,746	5,741,741	60,476	10,384

Net current assets		930,205	385,377	526,327	205,860

Total assets less current liabilities		6,544,007	5,935,082	5,498,816	4,139,706

Financed by:
Share capital	30, 31	303,194	303,194	303,194	303,194
Share premium	31	2,033,916	2,033,916	2,033,916	2,033,916
Reserves	31	3,651,935	3,055,988	3,122,496	1,782,991
Proposed dividends	31	39,210	19,605	39,210	19,605

Shareholders’ funds		6,028,255	5,412,703	5,498,816	4,139,706
Minority interests		515,752	522,379	—	—

		6,544,007	5,935,082	5,498,816	4,139,706

Approved by the Board of Directors on 28th April, 2003 and signed on behalf of the Board by:

Wu Xiao An	He Tao
Director	Director

Consolidated Statement of Changes in Equity
For the year ended 31st December, 2002

		2002	2001
	Note(s)	RMB'000	RMB'000

Total equity as at 1st January	31a	5,412,703	3,831,474
Profit attributable to shareholders		650,847	900,269
Dividends	10	(35,295)	(35,306)
Issue of ordinary shares	30a	—	716,266

Total equity as at 31st December	31a	6,028,255	5,412,703

Consolidated Cash Flow Statement
For the year ended 31st December, 2002

			As restated
		2002	2001
	Note(s)	RMB'000	RMB'000

			(Note 37)

Net cash inflow generated from operations	32a	2,229,094	1,611,422
Interest received		69,803	77,207
Enterprise income tax paid		(112,579)	(183,845)

Net cash inflow from operating activities		2,186,318	1,504,784

Investing activities
Payments for acquisition of fixed assets and construction-in-progress		(779,804)	(733,356)
Payments for acquisition of intangible assets		(650)	—
Prepayment for fixed assets		(18,305)	—
Prepayment for an intangible asset		(70,382)	—
Proceeds received from disposal of investments in an associated company		260,000	—
Increase in other receivables arising from short-term investment		(500,000)	—
(Increase)/decrease in short-term bank deposits		(773,389)	492,355
Decrease/(increase) in pledged short-term bank deposits		575,805	(1,020,277)
Proceeds from disposal of fixed assets		15,600	25,085
Net cash acquired from the purchase of a subsidiary	32b	—	6,805
Payments for other long-term assets		(1,684)	—
Increase in investments in associated companies		—	(480,000)
Decrease in advances to associated companies		—	269,170
(Increase)/decrease in advances to affiliated companies		(987,516)	90,566

Net cash outflow from investing activities		(2,280,325)	(1,349,652)

Net cash (outflow)/inflow before financing		(94,007)	155,132

Consolidated Cash Flow Statement (Cont’d)
For the year ended 31st December, 2002

			As restated
		2002	2001
	Note(s)	RMB'000	RMB'000

			(Note 37)

Financing activities	32c
Increase in advances from affiliated companies		108,144	1,965
Proceeds from issuance of common stock		—	716,266
Issuance of bank notes payable		7,658,304	8,080,000
Repayment of bank notes payable		(7,020,901)	(7,997,318)
Proceeds from borrowing of short-term bank loans		1,746,930	950,683
Repayment of short-term bank loans		(2,002,430)	(1,592,412)
Interest paid		(202,968)	(227,192)
Dividends paid to joint venture partners		(88,853)	(169,630)
Dividends paid		(35,295)	(35,306)

Net cash inflow/(outflow) from financing		162,931	(272,944)

Increase/(decrease) in cash and cash equivalents		68,924	(117,812)
Cash and cash equivalents, beginning of year		1,220,226	1,338,038

Cash and cash equivalents, end of year		1,289,150	1,220,226

Notes to the Accounts
(Amounts expressed in RMB unless otherwise stated)

1.	ORGANISATION AND OPERATIONS

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”) respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacturing and sales of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

On 18th December, 2002, Huachen Automative Group Holdings Company Limited (“Huachen”) entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 ordinary shares, representing approximately 39.446% of the issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

2.	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a)	Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”). They have been prepared under the historical cost convention.

In the current year, the Group adopted the following Statements of Standard Accounting Practice (“SSAPs”) issued by HKSA which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP1 (revised):	Presentation of financial statements
SSAP11 (revised):	Foreign currency translation
SSAP15 (revised):	Cash flow statements
SSAP33:	Discontinuing operations
SSAP34 (revised):	Employee benefits

Other than those disclosed in the respective notes to the accounts, management considers that the consequential changes made to the above SSAPs will not have material impact on the accounts of the Group.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Group accounting

(i)	Consolidation

The consolidated accounts of the Group include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany balances and transactions within the Group, including sales to companies within the Group, are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)	Joint ventures

The Group’s investments in joint ventures in the PRC are in the form of Sino-foreign equity joint ventures. For Sino-foreign equity joint ventures, the partners’ profit-sharing ratios and shares of net assets upon the expiration of the joint venture are in proportion to their equity contribution ratios.

Interests in jointly controlled joint ventures are accounted for using the equity method in the consolidated accounts, whereby the interest is initially recorded at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits and losses of the jointly controlled joint ventures, distributions received from the jointly controlled joint ventures and other necessary alterations in the Group’s proportionate interest in the jointly controlled joint ventures arising from changes in the equity of the jointly controlled joint ventures that have not been included in the profit and loss account and less accumulated impairment losses, if any. The Group’s share of post-acquisition results of jointly controlled joint ventures is included in the consolidated profit and loss account.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Group accounting (Cont’d)

(ii)	Joint ventures (Cont’d)

In the Company’s accounts, the Company’s interests in jointly controlled joint ventures are included under long-term investments and are stated at cost less accumulated impairment losses, if any. The results of jointly controlled joint ventures are accounted for by the Company to the extent of dividends received and receivable.

Investments made by means of a joint venture structure is accounted for as a subsidiary when the Group can control the board of directors or is in a position to exercise control over the financial and operating policies of the joint venture. A joint venture, not being accounted for as a subsidiary, in which the Group can exercise significant influence over its management, is accounted for as an associated company.

(iii)	Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group’s share of the results of associated companies for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

In the Company’s balance sheet, the investments in associated companies are stated at cost less provision for impairment losses, if any. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Group accounting (Cont’d)

(iv)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

Cumulative translation adjustments under shareholders’ equity represent exchange differences arising from the Company’s change in functional currency in previous years.

(c)	Intangibles

(i)	Intangible assets

Intangible assets are stated at cost less accumulated amortisation. Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire an asset at the time of its acquisition or production. Amortisation is calculated on a straight-line basis over the estimated useful life of 7 years.

(ii)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary/joint venture/associated company at the date of acquisition.

Goodwill on acquisitions is amortised using the straight-line method over the shorter of the expected future economic life of 20 years or the remaining lives of the respective joint ventures from their initial recognition. During the year, the directors changed the estimate on the expected future economic lives of the respective joint ventures. In prior years, the shorter of 40 years or the remaining life of the respective joint ventures from their initial recognition were used. Such changes are accounted for as a change in estimate and additional amortisation (including amortisation of goodwill arising from acquisition of subsidiaries and associated companies) of approximately RMB25,617,000 was charged to the consolidated profit and loss account as a result of such changes.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(c)	Intangibles (Cont’d)

(iii)	Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period which reflects the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iv)	Impairment

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

(d)	Fixed assets and depreciation

(i)	Construction-in-progress

Construction-in-progress represents factories and office buildings on which construction work has not been completed and machinery pending installation and which, upon completion, management intends to hold for production purpose. Construction-in-progress is carried at cost which includes development and construction expenditure incurred and interest and other direct costs attributable to the development less any accumulated impairment losses. On completion, the construction-in-progress is transferred to fixed assets at cost less provision for impairment losses. Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

(ii)	Fixed assets

Fixed assets, comprising land use rights, buildings, machinery and equipment, furniture, fixtures and office equipment, and motor vehicles, are stated at cost less accumulated depreciation and provision for impairment losses.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(d)	Fixed assets and depreciation (Cont’d)

(iii)	Depreciation

Fixed assets are depreciated at rates sufficient to write off their cost less estimated residual value of 10% of each asset and less accumulated impairment losses over its estimated useful life on a straight-line basis. The principal annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment are amortised over their estimated productive periods.

Land use rights are amortised on a straight-line basis over the term of the lease.

The useful lives of assets and depreciation method are reviewed periodically.

(iv)	Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in construction-in-progress and fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(e)	Investment securities

Investment securities are stated at cost less provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.     PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(f)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight-line basis over the lease periods.

(g)	Inventories

Inventories comprise raw materials, work-in-progress and finished goods and are stated at the lower of cost and net realisable value. Cost, calculated on the moving-average basis, comprises all costs of purchase, direct labour, and an appropriate proportion of all production overhead and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h)	Accounts receivable and other receivables

Provision is made against accounts receivable and other receivables to the extent they are considered to be doubtful. Accounts receivable and other receivables are stated net of such provision.

(i)	Cash and cash equivalents and short-term bank deposits

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank deposits with maturity between three and twelve months are classified as short-term deposits.

(j)	Provisions

Provision is recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. If the Group expects a provision is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

The Group recognises a provision for repairs or replacement of products still under warranty at the balance sheet date. Minibuses are sold with an eighteen-month or 30,000 kilometers first-to-occur limited warranty. Sedans are sold with twenty-four-month or 40,000 kilometers first-to-occur limited warranty. During the warranty period, the Group pays service stations for parts and labor covered by the warranty.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(j)	Provisions (Cont’d)

The costs of the warranty obligation are accrued at the time the sales are recognised, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience.

(k)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii)	Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Pension obligations

Pursuant to laws and regulations of the PRC, contributions to the basic pension, medical insurance and other benefits for the Group’s PRC staff are made monthly to a government agency based on percentages, ranging from 43.8% to 50.4%, of the standard salary set by the provincial government. Part of such contributions, ranging from 34.5% to 43.9% is borne by the Group and the remainder is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. The Group accounts for these contributions on an accrual basis.

Contributions made to the Mandatory Provident Fund Scheme for the Group’s employees in Hong Kong are expensed when incurred.

(l)	Deferred taxation

Deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(m)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n)	Turnover

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns.

(o)	Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover is recognised on the following bases:

(i)	Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(o)	Revenue recognition (Cont’d)

(iii)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(p)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

(q)	Segment reporting

In accordance with the Group’s internal financial reporting, management has determined that business segments be presented as the primary reporting format. As the whole of the Group’s sales and manufacturing is located in the PRC, management considered that secondary reporting format by geographical segments is not necessary.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and exclude corporate assets. Segment liabilities comprise operating liabilities and exclude corporate liabilities. Capital expenditure comprises additions to intangible assets and fixed assets.

(r)	Subsequent events

Post-year-end events that provide additional information about a company’s position at the balance sheet date or those that indicate the going concern assumption is not appropriate are reflected in the accounts. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(s)	Use of estimates

The preparation of accounts in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION

The principal activities of the Company’s subsidiaries are the manufacturing and sales of minibuses and automotive components and sedans in the PRC.

	2002	2001
	RMB'000	RMB'000

		(Note 37)
Turnover
Sales of minibuses and automotive components	6,202,172	6,218,436
Sales of sedans	1,117,283	—

	7,319,455	6,218,436
Interest income (Note 5)	43,617	106,285
Other revenue	51,296	38,863

Total revenue	7,414,368	6,363,584

In accordance with the Group’s internal financial reporting, the Group determined that business segments be presented as the only reporting format.

In 2001, no business or geographical segmentation analysis was provided as less than 10% of the consolidated turnover and less than 10% of the consolidated operating profits of the Group were attributed to business segments other than the manufacturing and sales of minibuses and automotive components, or markets outside the PRC.

In 2002, the Group was operated in the PRC under two main business segments: 1) manufacturing and sales of minibuses and automotive components; and 2) manufacturing and sales of sedans.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments— 2002

	Manufacturing
	and sales of
	minibuses and	Manufacturing
	automotive	and sales of
	components	sedans	Total
	RMB'000	RMB'000	RMB'000

Segment sales	6,283,700	1,117,283	7,400,983
Intersegment sales	(81,528)	—	(81,528)

	6,202,172	1,117,283	7,319,455

Segment results	1,287,637	(245,507)	1,042,130

Unallocated costs			(122,310)

Operating profit			919,820
Interest income			43,617
Interest expense			(171,286)
Share of profits less losses of associated companies	81,268	32,160	113,428

Profit before taxation			905,579
Taxation			(146,610)

Profit after taxation			758,969
Minority interests			(108,122)

Profit attributable to shareholders			650,847

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments— 2002 (Cont’d)

	Manufacturing
	and sales of
	minibuses and	Manufacturing
	automotive	and sales of
	components	sedans	Total
	RMB'000	RMB'000	RMB'000

Segment assets	8,584,022	3,905,418	12,489,440
Investments in associated companies	710,262	185,920	896,182
Unallocated assets			491,131

Total assets			13,876,753

Segment liabilities	(6,138,080)	(1,134,191)	(7,272,271)
Unallocated liabilities			(60,475)

Total liabilities			(7,332,746)

Other disclosures:
Capital expenditure	451,781	315,324	767,105
Depreciation of fixed assets	95,823	117,953	213,776
Amortisation on intangible assets and goodwill	47,230	58,561	105,791
Net reversal of impairment charge on fixed assets	—	25,355	25,355

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

4.	OPERATING PROFIT

Operating profit is stated at after charging and crediting the following:

	2002	2001
	RMB'000	RMB'000

Charging
Depreciation of fixed assets	213,776	111,922
Loss on disposals of fixed assets	5,147	4,539
Amortisation of goodwill included in
— General and administrative expenses	24,290	6,200
— Share of profits less losses of associated companies	24,717	11,313
Amortisation of intangible assets included in cost of sales (Note 14)	56,784	—
Net realisable value provision for inventory	40,761	3,000
Provision for impairment losses on fixed assets (tools and moulds)	972	30,950
Provision for impairment losses on investment securities	13,058	—
Staff costs (excluding directors’ emoluments) (Note 11)	256,384	169,794
Cost of inventories sold (including depreciation and amortisation)	5,411,134	4,307,988
Provision for doubtful debts	18,921	1,352
Auditors’ remuneration	2,558	2,300
Exchange loss, net	2,786	11,608
Research and development costs included in general and administrative expenses	234,554	26,825
Training expenses included in general and administrative expenses	3,361	23,981
Provision for warranty	31,127	36,982
Operating lease rentals on land and buildings and equipment	21,190	2,540

Crediting
Gain on disposal of an associated company	6,014	—
Provision for doubtful debts written back	265	19,147
Reversal of provision for impairment on fixed assets (tools and moulds)	26,327	—

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

5.	INTEREST INCOME

	2002	2001
	RMB'000	RMB'000

Interest income from
— Bank deposits	40,266	69,746
— Affiliated companies (Note 35f)	—	39,639
— Others	3,351	1,350

	43,617	110,735
Less: Interest income capitalised in construction-in-progress (Note 18)	—	(4,450)

	43,617	106,285

6.	INTEREST EXPENSE

	2002	2001
	RMB'000	RMB'000

Interest expense on
Borrowings wholly repayable within one year	172,086	227,192
Less: Interest expense capitalised in construction-in-progress (Note 18)	(800)	(49,164)

	171,286	178,028

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

7.	TAXATION

Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2002	2001
	RMB'000	RMB'000

Current taxation:
Hong Kong profits tax	—	—
PRC enterprise income tax	175,665	116,250
Deferred taxation:
PRC enterprise income tax	(38,041)	—

	137,624	116,250
Associated companies:
Current taxation:
PRC enterprise income tax	8,986	5,405

	146,610	121,655

Deferred tax asset as of 31st December, 2002 mainly arose from pre-operating expenses and accrued expenses, which were not fully deductible in 2002 but will be available for deduction in future years. As of 31st December, 2002 and 2001, there was no other significant unprovided deferred taxation.

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

The Company also provides for Hong Kong profits tax at rate of 16% based on estimated assessable profit arising in Hong Kong.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

7.	TAXATION (Cont’d)

Income Tax (Cont’d)

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory accounts in accordance with the relevant state and local income tax laws applicable.

Shenyang Brilliance JinBei Automobile Co., Ltd (formerly Shenyang JinBei Passenger Vehicle Manufacturing Company Limited or “Shenyang Automotive”) is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises.

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”) is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to foreign-invested enterprises. Pursuant to the relevant income tax laws in the PRC, Ningbo Yuming is fully exempted from state enterprise income tax for two years starting from the year ended 31st December, 1997, followed by a 50% reduction of enterprise income tax for the next three years thereafter. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Ningbo Yuming was 18% for the year ended 31st December, 2002 (2001: 7.5%).

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. Xing Yuan Dong received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise” in 1999. During 2001, Xing Yuan Dong was further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong was 7.5% for the year ended 31st December, 2002 (2001: 7.5%).

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Mianyang Ruian is exempted from state and local enterprise income taxes for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. As a result, Mianyang Ruian was exempted from income tax for the year ended 31st December, 2002 (2001: Nil).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

7.	TAXATION (Cont’d)

Income Tax (Cont’d)

Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”) is subject to state and local income taxes in the PRC at standard rates of 15% and 0% respectively in accordance with enterprise income tax laws applicable to “New and Technologically-Advanced Enterprises”. In addition, Dongxing Automotive also received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year in 2001 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% for the year ended 31st December, 2002 (2001: 7.5%).

Other subsidiaries in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively, based on the taxable income reported in their statutory accounts in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.

Sales of minibuses and sedans are also subject to consumption tax at standard rates of 3% to 5%.

8.	DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net profit as stipulated by statute or by the Board of Directors and recorded as a component of shareholders’ equity. Under generally accepted accounting principles in Hong Kong (“HK GAAP”), the appropriation for the staff welfare and incentive bonus fund is charged to profit and loss and any unutilised balance is included in current liabilities. As of 31st December, 2002, unutilised appropriations to the staff welfare and incentive bonus fund amounted to RMB16.4 million (2001: RMB14.7 million). For the year ended 31st December, 2002, appropriations of approximately RMB60.8 million (2001: RMB66.2 million) to the general reserve fund were made by subsidiaries of the Company. No appropriation to the enterprise expansion fund was made by the subsidiaries (2001: Nil).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

8.	DISTRIBUTION OF PROFIT (Cont’d)

Distributions received from the Company’s subsidiaries are denominated in U.S. Dollars and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of these subsidiaries as of 31st December, 2002 amounted to approximately RMB325.8 million (2001: RMB1,313.6 million). The distributable profits of subsidiaries are different from the amounts reported under HK GAAP.

9.	PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of approximately RMB1,394.4 million (2001: RMB266.9 million) which has been dealt with in the accounts of the Company.

10.	DIVIDENDS

	2002	2001
	RMB'000	RMB'000

		(Note 37)
Dividends declared and paid during the year
— 2002 interim dividends of HK$0.004 (2001: HK$0.004) per ordinary share	15,690	15,544
— 2001 final dividends of HK$0.005 (2000: HK$0.005) per ordinary share	19,605	19,762

	35,295	35,306

At a meeting held on 28th April, 2003, the directors proposed a final dividend of HK$0.01 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected in the accounts for the year ending 31st December, 2003.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

11.	STAFF COSTS (EXCLUDING DIRECTORS’ REMUNERATION)

	2002	2001
	RMB'000	RMB'000

Wages and salaries	199,344	138,194
Performance related bonuses	8,931	—
Pension costs— defined contribution plans (Note 29)	26,917	21,200
Staff welfare	21,192	10,400

	256,384	169,794

12.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a)	Directors’ emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2002	2001
	RMB'000	RMB'000

Executive directors (including ex-director):
Fees	—	—
Other emoluments
— Basic salaries, allowances and benefits in kind	17,217	18,630
— Performance related bonuses	12,649	—
— Contributions to pension scheme	61	—
— Compensation paid for loss of office as director	—	—

	29,927	18,630
Independent non-executive directors:
Fees	248	—

	30,175	18,630

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

12.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(a)	Directors’ emoluments (Cont’d)

The emoluments of the directors (including ex-director, executive and non-executive directors) analysed by the number of directors and emolument ranges are as set out below. The emoluments represent the amount paid to or receivable by the directors of the Company in the respective financial year and exclude the benefits derived or to be derived from the share options granted under the Share Option Scheme (see Note 30(b)).

	Number of directors
	2002	2001

Up to HK$1,000,000	3	3
HK$1,000,001-HK$1,500,000	—	1
HK$1,500,001-HK$2,000,000	—	4
HK$2,000,001-HK$2,500,000	1	—
HK$5,000,001-HK$5,500,000	4	—
HK$5,500,001-HK$6,000,000	1	—
HK$7,000,001-HK$8,500,000	—	1

	9	9

No directors waived their emoluments during the year (2001: Same).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

12.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(b)	Five highest paid individuals

Details of emoluments paid to the five highest paid individuals (including directors and other employees) are as follows:

	2002	2001
	RMB'000	RMB'000

Basic salaries, allowances and benefits in kinds	16,739	17,388
Performance related bonus	10,986	—
Contributions to pension scheme	61	—

	27,786	17,388

Number of directors	5	5
Number of employees	—	—

The emoluments fell within the following bands:

	Number of individuals
	2002	2001

Emoluments bands
HK$1,500,001-HK$2,000,000	—	4
HK$5,000,001-HK$5,500,000	4	—
HK$5,500,001-HK$6,000,000	1	—
HK$7,000,001-HK$8,500,000	—	1

	5	5

During the year, no emoluments were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office (2001: Nil).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

13.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders of RMB650,847,000 (2001: RMB900,269,000), divided by the weighted average of 3,666,052,900 shares (2001: 3,533,552,900 shares) outstanding during the year.

No diluted earnings per share has been presented as the effect of the assumed conversion of the potential ordinary shares outstanding is anti-dilutive.

14.	INTANGIBLE ASSETS

	Sedan
	design right	Trademarks	Total
	RMB'000	RMB'000	RMB'000

At 1st January, 2002	681,100	—	681,100
Addition	—	650	650
Amortisation charge (Note 4)	(56,758)	(26)	(56,784)

At 31st December, 2002	624,342	624	624,966

At 31st December, 2002
Cost	681,100	650	681,750
Accumulated amortisation	(56,758)	(26)	(56,784)

Net book amount	624,342	624	624,966

At 31st December, 2001
Cost and net book amount	681,100	—	681,100

Intangible asset of cost amounting to RMB681.1 million represents rights, titles and interest in certain design and engineering agreements and technical assistance agreement relating to a sedan project acquired from an affiliated company of Brilliance Holdings Limited in 2000. No amortisation was charged until the intangible asset was available for its intended use in 2002.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

15.	PREPAYMENT FOR AN INTANGIBLE ASSET

Prepayment for an intangible asset represents payments to a third party for the development of an engine project under a contract assumed from an affiliated company of Brilliance Holdings Limited at original cost.

16.	GOODWILL

RMB'000

At 1st January, 2002	414,464
Amortisation charge	(24,290)

At 31st December, 2002	390,174

At 31st December, 2002
Cost	439,583
Accumulated amortisation	(49,409)

Net book value	390,174

At 31st December, 2001
Cost	439,583
Accumulated amortisation	(25,119)

Net book value	414,464

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

17.	FIXED ASSETS

				Furniture,
			Machinery	fixtures and
	Land use		and	office	Motor
	rights	Buildings	equipment	equipment	vehicles	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Cost
Beginning of year	20,170	624,783	2,247,392	96,071	67,900	3,056,316
Additions	—	1,817	148,147	33,232	12,477	195,673
Transfer from construction-in-progress	—	163,615	570,764	5,647	685	740,711
Disposals	—	(519)	(21,405)	(10,074)	(5,297)	(37,295)

End of year	20,170	789,696	2,944,898	124,876	75,765	3,955,405

Accumulated depreciation and impairment losses
Beginning of year	9,370	90,944	495,108	56,874	28,145	680,441
Provision for the year	1,080	39,015	159,650	7,008	7,023	213,776
Provision for impairment losses	—	—	521	8	443	972
Reversal of provision for impairment losses	—	—	(26,327)	—	—	(26,327)
Written-back on disposals	—	(152)	(4,363)	(7,000)	(5,033)	(16,548)

End of year	10,450	129,807	624,589	56,890	30,578	852,314

Net book value
End of year	9,720	659,889	2,320,309	67,986	45,187	3,103,091

Beginning of year	10,800	533,839	1,752,284	39,197	39,755	2,375,875

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

17.	FIXED ASSETS (Cont’d)

All the land use rights of the Group are related to land located in the PRC where no individual land ownership right exists. Buildings of the Group are also located in the PRC.

Certain buildings and machinery and equipment of Shenyang Automotive with net book value of RMB150,000,000 were secured against its short-term loans as of 31st December, 2002 (Note 28).

Certain tools and moulds against which provision for impairment was made were modified in 2002 and could be used in normal production. Accordingly, the provision for impairment losses was reversed in 2002.

18.	CONSTRUCTION-IN-PROGRESS

	2002	2001
	RMB'000	RMB'000

Beginning of year	713,219	1,831,596
Additions	482,095	664,783

	1,195,314	2,496,379
Write-off of construction-in-progress	(1,575)	—
Transfer to fixed assets	(740,711)	(1,783,160)

End of year	453,028	713,219

During the year, the amount of interest expense capitalised was approximately RMB800,000 (2001: RMB49,164,000). No interest income was capitalised during the year (2001: RMB4,450,000).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

19.	INVESTMENTS IN SUBSIDIARIES

As of 31st December, 2002, investments in subsidiaries comprised the following:

	2002	2001
	RMB'000	RMB'000

Unlisted shares, at cost	1,992,139	2,062,134
Amounts due from subsidiaries:
Interest bearing	699,289	1,200,110
Non-interest bearing	2,218,054	669,755
Provision for impairment	(26,696)	—

	4,882,786	3,931,999

In December 2001, the Company entered into an agreement with Brilliance Holdings Limited for the acquisition of the entire issued share capital of Key Choices Group Limited (“Key Choices”) at a consideration of approximately RMB278 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd. (“Xingchen Automotive Seats”). Dongxing Automotive is a foreign-invested enterprise established in the PRC whose principal products are automotive components for the use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 and principally engaged in the manufacturing of automotive seats. The operations of Xingchen Automotive Seats ceased in 2002.

The amounts due from subsidiaries are unsecured and the interest bearing balances carry interest at rates of 5% to 5.06% (2001: 5.5% to 9%) per annum.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

19.     INVESTMENTS IN SUBSIDIARIES (Cont’d)

Details of the Company’s principal subsidiaries are as follows:

Percentage of equity
interest/voting right
		Registered		attributable to the
	Place of	capital/issued		Company
	establishment/	and fully paid
Name	incorporation	capital	Legal structure	Directly	Indirectly	Principal activities

Shenyang Brilliance	Shenyang, the	US$171,160,000	Equity joint	51%	—	Manufacturing,
JinBei Automobile	PRC		venture			assembly and sales
Co., Limited						of minibuses and
sedans
Ningbo Yuming	Ningbo, the	US$2,500,000	Equity joint	—	51%	Manufacturing and
Machinery Industrial	PRC		venture			sales of automotive
Co., Ltd.						components
Shenyang	Shenyang, the	US$29,000,000	Wholly foreign	100%	—	Manufacturing and
XingYuanDong	PRC		owned			trading of automotive
Automobile			enterprise			components
Component Co. Ltd.
Ningbo Brilliance	Ningbo, the	US$750,000	Wholly foreign	100%	—	Manufacturing of
Ruixing Auto	PRC		owned			automotive
Components Co. Ltd.			enterprise			components
Mianyang Brilliance	Mianyang, the	US$750,000	Wholly foreign	100%	—	Manufacturing and
Ruian Automotive	PRC		owned			trading of automotive
Components Co. Ltd.			enterprise			components
Shengyang Brilliance	Shenyang, the	RMB12,000,000	Wholly foreign	—	100%	Manufacturing and
Dongxing	PRC		owned			trading of automotive
Automotive			enterprise			components
Component Co., Ltd.
Shenyang Xingchen	Shenyang, the	RMB10,000,000	Equity joint	—	90%	Ceased operations
Automotive Seats	PRC		venture
Co., Ltd.
Shenyang Jianhua	Shenyang, the	RMB155,032,500	Equity joint	—	100%	Investment holding
Motors Engine Co.,	PRC		venture
Ltd.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

19.     INVESTMENTS IN SUBSIDIARIES (Cont’d)

				Percentage of equity
				interest/voting right
		Registered		attributable to the
	Place of	capital/issued		Company
	establishment/	and fully paid
Name	incorporation	capital	Legal structure	Directly	Indirectly	Principal activities

China Brilliance	Bermuda	US$120,000	Company with	100%	—	Investment holding
Automotive			limited
Components Group			liabilities
Limited
Southern State	British Virgin	US$1	Company with	100%	—	Investment holding
Investment Limited	Islands		limited
			liabilities
Beston Asia Investment	British Virgin	US$1	Company with	100%	—	Investment holding
Limited	Islands		limited
			liabilities
Pure Shine Limited	British Virgin	US$1	Company with	100%	—	Investment holding
	Islands		limited
			liabilities
Key Choices Group	British Virgin	US$50,000	Company with	100%	—	Investment holding
Limited	Islands		limited
			liabilities

None of the subsidiaries had any loan capital outstanding as of 31st December, 2002.

20.     INVESTMENTS IN ASSOCIATED COMPANIES

Details of investments in associated companies are as follows:

	2002	2001
	RMB'000	RMB'000

Share of net assets other than goodwill	496,358	885,618
Goodwill
— Cost	441,449	452,665
— Accumulated amortisation	(41,625)	(18,685)

Investment in associated companies, unlisted shares	896,182	1,319,598

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

20.     INVESTMENTS IN ASSOCIATED COMPANIES (Cont’d)

In December 2001, Xing Yuan Dong entered into an agreement with two affiliated companies to establish China Zhengtong Investment Holdings Co., Ltd. (“Zhengtong”). Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to RMB480 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong’s principal activity is investment holding. In December 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at a consideration of RMB480 million (the “Consideration”). As of 31st December, 2002, other receivables include outstanding Consideration of RMB220 million, of which approximately RMB183 million was received in March 2003 (Note 25).

Since November 2002, certain directors of the Company ceased to be the directors of Compass Pacific Holdings Limited (“Compass Pacific”), a formerly associated company. As such, the directors consider that the Company could not exert significant influence over Compass Pacific and the investment in Compass Pacific was reclassified as investment securities, which was stated at the net book value at the time of reclassification less provision for impairment losses (Note 21).

Details of the Group’s principal associated companies as at 31st December, 2002 are as follows:

Percentage of
	Place of	Registered		equity interest/
	establishment/	capital/issued and		voting right
Name of company	incorporation	paid up capital	Legal structure	held indirectly	Principal activities

Mianyang Xinchen	Mianyang, the	US$8,600,000	Equity joint	50%	Manufacturing and sales
Engine Co. Ltd.	PRC		venture		of automotive
engines for
minibuses
Shenyang Xinguang	Shenyang, the	RMB60,000,000	Equity joint	50%	Manufacturing and sales
Brilliance	PRC		venture		of automotive
Automotive Engine					engines for
Co., Ltd.					minibuses
(“Xinguang Brilliance”)
Shenyang Aerospace	Shenyang, the	RMB738,250,000	Equity joint	12.77%	Manufacturing and sales
Mitsubishi Motors	PRC		venture		of automotive
Engine					engines for sedans
Manufacturing Co., Ltd. (“Shenyang Aerospace”)

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

20.     INVESTMENTS IN ASSOCIATED COMPANIES (Cont’d)

Unaudited combined financial information of the associated companies for the year ended 31st December, 2002 is summarised as follows:

	2002	2001
	RMB'000	RMB'000

Balance sheet
Current assets	1,449,819	2,288,293
Long-term assets	1,242,550	1,344,050

	2,692,369	3,632,343
Current liabilities	(858,212)	(572,000)
Long-term liabilities	(585,402)	(824,336)

Net assets	1,248,755	2,236,007

Profit and loss account
Turnover	2,087,319	1,732,108

Net profit	391,773	70,678

21.     INVESTMENT SECURITIES

	2002	2001
	RMB'000	RMB'000

Equity securities listed in Hong Kong
Cost	30,363	—
Provision for impairment	(13,058)	—

	17,305	—

The open market value of the investment securities as at 31st December, 2002 was not available as the shares were suspended for trading as at 31st December, 2002. The open market value of the investment securities before the suspension of trading was approximately RMB17,305,000.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

22.     INVENTORIES

	2002	2001
	RMB'000	RMB'000

Raw materials	399,183	319,173
Work-in-progress	126,202	46,783
Finished goods	309,563	273,417

	834,948	639,373
Less: Net realisable value provision for inventory	(46,583)	(12,404)

	788,365	626,969

Included in finished goods are inventories of approximately RMB44.2 million (2001: RMB5.3 million) that are stated at net realisable value.

23.     ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

	2002	2001
	RMB'000	RMB'000

Less than six months	9,910	19,757
Between six months to one year	5,422	1,896
Between one to two years	624	2,823
Above two years	51,068	52,690

	67,024	77,166
Less: Provision for doubtful debts	(51,749)	(53,059)

	15,275	24,107

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

23.     ACCOUNTS RECEIVABLE (Cont’d)

The Group’s credit policy is that credit is offered to customers following financial assessment and an established payment record. Security in the form of guarantees or bank notes is obtained from major customers. Credit limits are set for all customers and may be exceeded only with the approval of senior company officers. Customers considered to be of high credit risk are traded on a cash basis. Designated staff monitors accounts receivable and follow up collection with the customers. General credit terms are between 30 days to 90 days.

24.     NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for settlement of trade receivable balances. As of 31st December, 2002, all notes receivable were guaranteed by established banks in the PRC and have maturities of between one to six months.

25.	OTHER RECEIVABLES

	2002	2001
	RMB'000	RMB'000

Advances to third parties	—	23,350
Receivable from an investment company	500,000	—
Receivable from the disposal of an associated company (Note 20)	220,000	—
Subsidies receivable	39,029	81,950
Others	103,103	67,403

	862,132	172,703
Less: Provision for doubtful debts	(13,986)	—

	848,146	172,703

As of 31st December, 2002, included in other receivables was an amount of RMB500 million deposited with an investment company during the year. This arrangement was terminated during the year and the deposit was fully refunded subsequent to year end at the original amount. The advances to third parties as at 31st December, 2001 were guaranteed by JinBei, had no fixed repayment dates and carried interest at 6.1% per annum.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

26.     ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	2002	2001
	RMB'000	RMB'000

Less than six months	1,063,477	666,216
Between six months to one year	11,296	—
Between one to two years	819	—

	1,075,592	666,216

27.     NOTES PAYABLE

	2002	2001
	RMB'000	RMB'000

Bank notes	3,937,403	3,300,000

As of 31st December, 2002, certain notes payable were pledged by short-term bank deposits of approximately RMB1,350.0 million (2001: RMB1,925.8 million).

28.     SHORT-TERM BANK LOANS

	2002	2001
	RMB'000	RMB'000

Secured	150,000	200,000
Unsecured	—	205,500

	150,000	405,500

As of 31st December, 2002, the short-term bank loans were:
Secured by:
Buildings and machinery and equipment of Shenyang Automotive (Note 17)	150,000	—

Guaranteed by:
The Company	—	200,000

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

29.     RETIREMENT PLAN AND EMPLOYEES’ BENEFIT

As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions to the state-sponsored retirement plan at 23.5% to 25% of the basic salary cost of their staff for 2002 (2001: 20% to 23.5%). Commencing from 1st January, 1992, Shenyang Automotive agreed to pay a Chinese insurance company to assume the responsibility for making pension payments to all employees retiring after 1st January, 1992.

The retirement plan contributions payable for the year ended 31st December, 2002 was approximately RMB26.9 million (2001: RMB21.2 million).

In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB21.2 million (2001: RMB10.4 million) for 2002, have been calculated at a certain percentage (approximately 11% to 18.9% in 2002 and 9.8% to 10.9% in 2001) of the employees’ actual salaries.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contributions to the scheme at 5% of the employees’ cash income with the maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the profit and loss account represents contributions payable by the Company to the fund. During the year ended 31st December, 2002, contributions amounting to HK$146,000 (2001: HK$160,000) were made.

30.     SHARE CAPITAL AND SHARE OPTIONS

	2002		2001

	Number of		Number
	Shares	Amount	of Shares	Amount
	'000	'000	'000	'000

Authorised:
Ordinary shares of US$0.01 each	5,000,000	US$50,000	5,000,000	US$50,000

Issued and fully paid:
Ordinary shares of US$0.01 each	3,666,053	RMB303,194	3,666,053	RMB303,194

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

30.     SHARE CAPITAL AND SHARE OPTIONS (Cont’d)

(a)	Share capital

On 25th May, 2001, arrangements were made for a private placement to professional and institutional investors of 318,000,000 ordinary shares of US$0.01 each at a price of HK$2.20 per share by Zhuhai Brilliance, a then shareholder, and Mr. Yang Rong, ex-Chairman of the Company. The price of HK$2.20 per share represented a discount of approximately 12% to the closing market price of the Company’s shares of HK$2.50 per share as quoted on SEHK on 24th May, 2001. On the same date, the Company entered into a subscription agreement with Zhuhai Brilliance and Mr. Yang Rong for the subscription of 318,000,000 new ordinary shares of US$0.01 each at a price of HK$2.20 per share. All the shares issued during 2001 rank pari passu with the then existing shares in all respects.

(b)	Share options

On 18th September, 1999, the Company approved a share option scheme under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including executive directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 percent of the average of the official closing price of the shares on SEHK for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.

In 2001, share options were granted to certain directors and employees of the Company, entitling them to subscribe for a total of 31,800,000 ordinary shares of the Company at HK$1.896 per ordinary share. The exercisable period of these options is from 2nd June, 2001 to 1st June, 2011. Up to 31st December, 2002, none of the above share option was exercised. No option was granted under this scheme in 2002.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

30.     SHARE CAPITAL AND SHARE OPTIONS

(b)	Share options (Cont’d)

A summary of the movements of share options granted under the scheme during the year and balance outstanding as of 31st December, 2002 is as follows:

Exercise price per share	HK$1.896

Number of
share options

Beginning of year	31,800,000
Granted during the year	—
Exercised during the year	—
Cancelled/lapsed during the year	(13,972,000)

Outstanding as of year end	17,828,000

On 28th June, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to Chapter 17 of the listing rules of SEHK which came into effect on 1st September, 2002. The New Scheme has come into effect on 15th July, 2002 and the original share option scheme adopted by the Company on 18th September, 1999 (as described above) was terminated. Any new share option granted after 15th July, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share option granted in 2001 will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (including the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s shares at a price which shall not be lower than the higher of:

(a)	the closing price of the shares on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheet on the date of grant, which must be a trading date;

(b)	the average closing price of the shares on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheets for the five trading days immediately preceding the date of grant; and

(c)	the nominal value of the shares.

As of 31st December, 2002, no share option was granted under the New Scheme.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

30.     SHARE CAPITAL AND SHARE OPTIONS

(b)	Share options (Cont’d)

On 18th December, 2002, Huachen entered into the Principal Agreement with the Foundation, the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 ordinary shares, representing approximately 39.446% of the issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

On 18th December, 2002, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the ordinary shares pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares, totalling 346,305,630 shares in aggregate and representing approximately 9.446% of the issued share capital of the Company, at an exercise price of HK$0.95 per Share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after the earlier of: (a) the end of the general offer made to the remaining shareholders by Huachen and the Management Directors dated 18th December, 2002 (the “Offer”); and (b) the close of the Offer in accordance with the Offer Document issued by the Offerors in respect of the Offer as required under the Hong Kong Code on Takeovers and Mergers. The Offer closed on 6th February, 2003.

Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable within a 3-year period after the date of completion of the purchase of the relevant shares pursuant to the exercise of such option, and the shares will be pledged as security in favour of Huachen until full payment of the exercise price.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

31.     EQUITY AND RESERVES

(a)	Consolidated

			Cumulative
			translation
	Ordinary	Share	adjustments	Dedicated	Retained		Proposed
	shares	premium	reserves	capital	earnings	Total	dividend
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At 1st January, 2001	276,891	1,343,953	39,179	5,191	2,148,348	3,813,562	17,912
Issue of ordinary shares	26,303	689,963	—	—	—	716,266	—
Dividend declared during the year	—	—	—	—	(17,394)	(17,394)	17,394
Distributions during the year	—	—	—	—	—	—	(35,306)
Profit for the year	—	—	—	—	900,269	900,269	—
Transfer to dedicated capital	—	—	—	66,165	(66,165)	—	—
Dividends declared subsequent to year end	—	—	—	—	(19,605)	(19,605)	19,605

At 31st December, 2001	303,194	2,033,916	39,179	71,356	2,945,453	5,393,098	19,605
Dividends declared during the year	—	—	—	—	(15,690)	(15,690)	15,690
Distributions during the year	—	—	—	—	—	—	(35,295)
Profit for the year	—	—	—	—	650,847	650,847	—
Transfer to dedicated capital	—	—	—	60,823	(60,823)	—	—
Dividends declared subsequent to year end	—	—	—	—	(39,210)	(39,210)	39,210

At 31st December, 2002	303,194	2,033,916	39,179	132,179	3,480,577	5,989,045	39,210

Company and subsidiaries	303,194	2,033,916	39,179	132,179	3,232,621	5,741,089	39,210
Associated companies	—	—	—	—	247,956	247,956	—

At 31st December, 2002	303,194	2,033,916	39,179	132,179	3,480,577	5,989,045	39,210

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

31.     EQUITY AND RESERVES (Cont’d)

(b)	Company

			Cumulative
			translation
	Ordinary	Share	adjustments	Retained		Proposed
	shares	premium	reserves	earnings	Total	dividend
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At 1st January, 2001	276,891	1,343,953	39,179	1,513,902	3,173,925	17,912
Issue of ordinary shares	26,303	689,963	—	—	716,266	—
Dividend declared during the year	—	—	—	(17,394)	(17,394)	17,394
Distributions during the year	—	—	—	—	—	(35,306)
Profit for the year	—	—	—	266,909	266,909	—
Dividends declared subsequent to year end	—	—	—	(19,605)	(19,605)	19,605

At 31st December, 2001	303,194	2,033,916	39,179	1,743,812	4,120,101	19,605
Dividend declared during the year	—	—	—	(15,690)	(15,690)	15,690
Distributions during the year	—	—	—	—	—	(35,295)
Profit for the year	—	—	—	1,394,405	1,394,405	—
Dividends declared subsequent to year end	—	—	—	(39,210)	(39,210)	39,210

At 31st December, 2002	303,194	2,033,916	39,179	3,083,317	5,459,606	39,210

The directors consider that the Company had approximately RMB3,083.3 million (2001: RMB1,743.8 million) available for distribution to shareholders as of 31st December, 2002. Please also refer to Note 8 for details on distribution of profit

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

32.     NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of profit before taxation to net cash inflow from operating activities:

	2002	2001
	RMB'000	RMB'000

		(Note 37)
Profit before taxation	905,579	1,229,680
Share of profits less losses of associated companies	(113,428)	(45,448)
Interest income	(43,617)	(106,285)
Interest expense	171,286	178,028
Gain on disposal of an associated company	(6,014)	—
Depreciation of fixed assets	213,776	111,922
Amortisation of goodwill of subsidiaries	24,290	6,200
Amortisation of intangible assets	56,784	—
Loss on disposals of fixed assets	5,147	4,539
Provision for doubtful debts	18,921	1,352
Provision for doubtful debts written back	(265)	(19,147)
Net realisable value provision for inventory	40,761	3,000
Provision for impairment losses on fixed assets (tools and moulds)	972	30,950
Reversal of provision for impairment on fixed assets (tools and moulds)	(26,327)	—
Write-off of construction-in-progress	1,575	—
Provision for impairment losses on investment securities	13,058	—
Decrease in accounts receivable	8,279	8,566
Increase in notes receivable	(234,577)	(93,090)
Decrease/(increase) in notes receivable from affiliated companies	473,884	(237,190)
Increase in amounts due from affiliated companies	(163,354)	(477,136)
(Increase)/decrease in other receivables	(14,700)	860,387
Increase in prepayments and other current assets	(66,232)	(109,967)
(Increase)/decrease in inventories	(202,157)	168,639
Increase in accounts payable	409,376	181,361
Decrease in commercial notes payable	—	(350,000)
Increase in amounts due to affiliated companies	237,290	133,968
Increase in customer advances	218,480	45,786
Increase in other payables	69,094	33,251
Increase in accrued expenses and other current liabilities	185,249	8,317
Increase in other taxes payable	45,964	43,739

Net cash inflow generated from operations	2,229,094	1,611,422

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

32.     NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont’d)

(b)	Effect of acquisition of a subsidiary in 2001

The assets and liabilities included in the acquisition in 2001 are as follows:

RMB'000

Cash and cash equivalents	6,805
Fixed assets, net	2,552
Inventories, net	2,978
Receivables	98,291
Other assets	539
Payables	(21,734)
Taxes payable	(1,485)
Minority interests	(1,000)

Fair value of net assets acquired	86,946
Goodwill	191,267

Total purchase consideration settled by offsetting against advances to affiliated companies (Note 32 (d))	278,213

Effect on cash flow
Cash and cash equivalents acquired	6,805

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

32.     NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont’d)

(c)	An analysis of changes in financing during the year is as follows:

	Share		Advances
	capital and		from
	share	Short-term	affiliated	Minority	Bank notes
	premium	bank loans	companies	interests	payable
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balances as of 1st January, 2001	1,620,844	1,047,229	52,311	527,937	3,217,318
Issuance of shares	716,266	—	—	—	—
Distributions during the year	—	—	—	(214,314)	—
Increase in advances from affiliated companies	—	—	1,965	—	—
Net increase in bank notes payable	—	—	—	—	82,682
Share of profit by joint venture partners	—	—	—	207,756	—
Minority interests acquired	—	—	—	1,000	—
Net decrease in short-term bank loans	—	(641,729)	—	—	—

Balances as of 31st December, 2001	2,337,110	405,500	54,276	522,379	3,300,000
Distributions during the year	—	—	—	(114,749)	—
Increase in advances from affiliated companies	—	—	108,144	—	—
Net increase in bank notes payable	—	—	—	—	637,403
Share of profit by joint venture partners	—	—	—	108,122	—
Net decrease in short-term bank loans	—	(255,500)	—	—	—

Balances as of 31st December, 2002	2,337,110	150,000	162,420	515,752	3,937,403

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

32.     NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont’d)

(d)	Major non-cash transactions for the year ended 31st December, 2001 are as follows:

(i)	Purchase consideration amounting to approximately RMB278 million for the acquisition of an indirect equity interest in a subsidiary was offset against certain receivable balances from affiliated companies.

(ii)	Amounts due from and due to affiliated companies of approximately RMB87 million were offset after agreement among the parties.

33.     CONTINGENCIES

(a)	As of 31st December, 2002, the Group had bank notes of approximately RMB1,414 million (2001: RMB1,145 million) which were endorsed or discounted but not yet honored.

(b)	As of 31st December, 2002, subsidiaries in the Group had provided the following guarantees:

—	Corporate guarantees of approximately RMB740 million (2001: RMB1,114 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd. (formerly known as Shanghai Brilliance Group Co., Ltd.) (“Shanghai Shenhua”);

—	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB374 million drawn by Shenyang Aerospace (2001: RMB540 million) which will expire in 2008.

(c)	As of 31st December, 2002, subsidiaries of the Group had issued letter of credits amounting to RMB44 million (2001: Nil).

(d)	As of 31st December, 2002, Shenyang Automotive placed bank security deposits amounting to approximately RMB48 million and issued bank guarantees of RMB50 million at the request of the General Administration of Customs, pending the completion of an assessment of the eligibility on the exemption of the VAT and custom duties related to certain imported fixed assets of this operating subsidiary. Subsequent to year end, bank guarantees amounting to RMB30 million were released. The management is currently in discussion with the relevant authorities. Should these fixed assets be not eligible for such exemption, additional VAT and custom duties to be determined by the relevant authorities may be levied. The directors consider additional liabilities in excess of the security deposits would not be significant.

Notes to the Accounts   (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

33.     CONTINGENCIES   (Cont’d)

(e)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”) as Plaintiff was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Foundation in certain 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino. The Court Order restrained the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Bermuda court of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claims that the Company was aware of the trust arrangement and further alleges that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino seeks recovery of the Sale Shares and in the alternative damages.

Upon application by the Company, the Court Order was discharged by a judgment of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a Statement of Claim (the “Statement of Claim”) was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company has taken out summons (the “Strikeout Summons”) at the Bermuda court to have the Writ and the Statement of Claim struck out. The directors do not believe this litigation to have any significant impact on the financial position of the Company.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

34.	COMMITMENTS

(a)	Capital commitments

	2002	2001
	RMB'000	RMB'000

Contracted but not provided for:
— Construction projects	278,701	6,902
— Investment and acquisition	—	5,000
— Acquisition of equipment and moulds	335,381	107,758
— Others	96,786	11,022

Total	710,868	130,682

Construction projects and acquisition of equipment authorised but not contracted for	225,375	—

(b)	Operating lease commitments

As at 31st December, 2002, the Group had future aggregate minimum lease payments under non- cancellable operating leases in respect of leased properties as follows:

	Properties
	2002	2001
	RMB'000	RMB'000

Not later than one year	10,818	3,408
Later than one year but not later than five years	18,341	2,721
More than five years	56,469	—

Total	85,628	6,129

35.	RELATED PARTY TRANSACTIONS

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interest in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Notes to the Accounts    (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

35.	RELATED PARTY TRANSACTIONS (Cont’d)

Save as disclosed elsewhere in the accounts, significant transactions with affiliated parties (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed as follows:

(a)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the year are summarised below:

	2002	2001
	RMB'000	RMB'000

Sales to Shenyang JinBei Automotive Company Limited (formerly known as Shenyang Brilliance Automotive Company Limited) (“JinBei”), the joint venture partner of Shenyang Automotive, and its affiliated companies	56,438	14,923
Purchases from JinBei and its affiliated companies	712,061	317,046
Sales to Shanghai Shenhua and its affiliated companies	1,664,156	907,232
Purchases from Shanghai Shenhua and its affiliated companies	375,402	164,323
Sales to other affiliated companies of Brilliance Holdings Limited	150,390	59,816
Purchases from other affiliated companies of Brilliance Holdings Limited	99,514	274,379
Sales to Shanghai Yuantong Automobile Sales and Service Company Limited (“Shanghai Yuantong”)	710,100	2,622,002
Advertising expenses reimbursed by Shanghai Yuantong	—	64,070
Sales to associated companies	102,024	61,683
Purchases from associated companies	1,014,057	635,373
Purchases from affiliated companies of the joint venture partner in Ningbo Yuming	14,580	33,524
Research and development expenses to third parties under contracts assumed from an affiliated company of Brilliance Holdings Limited at original cost	45,618	—
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of Brilliance Holdings Limited at original costs	18,305	—
Long-term prepayment for an intangible asset to a third party under a contract assumed from an affiliated company of Brilliance Holdings Limited at original cost	70,382	—

Notes to the Accounts   (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

35.	RELATED PARTY TRANSACTIONS (Cont’d)

The sales and purchases transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

During the year, JinBei allowed Shenyang Automotive to use the technology of components in the manufacturing of Zhonghua sedan (See also Note 36(b)).

(b)	As of 31st December, 2002, amounts due from affiliated companies arising from trading activities consisted of the following:

	2002	2001
	RMB'000	RMB'000

Due from Shanghai Yuantong (i)	655,835	439,411
Due from Shanghai Shenhua and its affiliated companies	63,608	31,874
Due from other affiliated companies of Brilliance Holdings Limited (ii)	41,675	61,125
Due from affiliated companies of JinBei	11,015	35,071
Due from affiliated companies of the joint venture partner of Ningbo Yuming	280	18,281
Due from an associated company	11,376	11,175

	783,789	596,937
Provision for doubtful debts	(9,723)	—

	774,066	596,937

(i)	The amount as of 31st December, 2002 was non-interest bearing. The amount due from Shanghai Yuantong during the year ended 31st December, 2001 carried interest at a rate of 5.4% per annum.

(ii)	As of 31st December, 2001, included in the amounts due from affiliated companies of Brilliance Holdings Limited was an amount of approximately RMB56 million guaranteed by a shareholder of an affiliated company. The amount was fully settled in 2002.

Save as disclosed above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to the Accounts   (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

35.	RELATED PARTY TRANSACTIONS (Cont’d)

The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	2002	2001
	RMB'000	RMB'000

Less than six months	291,230	530,051
Between six months to one year	472,545	—
Between one to two years	9,549	66,886
Over two years	10,465	—

	783,789	596,937

(c)	As of 31st December, 2002, the notes receivable from affiliated companies arising from trading activities consisted of the following:

	2002	2001
	RMB'000	RMB'000

Notes receivable from affiliated companies of JinBei	6,613	—
Notes receivable from Shanghai Shenhua	156,240	536,859
Notes receivable from Shanghai Yuantong	3,325	144,935
Notes receivable from other affiliated companies of Brilliance Holdings Limited	20,807	3,075
Notes receivable from an associated company	26,000	2,000

	212,985	686,869

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of between one to six months.
(d)	As of 31st December, 2002, included in prepayments and other current assets were approximately RMB263 million (2001: RMB168 million) of prepayments for purchases of raw materials made to an affiliated company of Brilliance Holdings Limited. Subsequent to 31st December, 2002, an amount of RMB98 million was refunded by this affiliated company.

Notes to the Accounts   (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

35.	RELATED PARTY TRANSACTIONS (Cont’d)

As of 31st December, 2002, included in other receivables were RMB220 million (2001: Nil) of outstanding proceeds from the disposal of an associated company to an affiliated company (Note 20), approximately RMB183 million was received in March 2003.

(e)	As of 31st December, 2002, amounts due to affiliated companies arising from trading activities consisted of the following:

	2002	2001
	RMB'000	RMB'000

Due to associated companies	398,523	169,589
Due to Shanghai Shenhua and its affiliated companies	101,029	173,636
Due to JinBei and its affiliated companies	196,186	107,095
Due to other affiliated companies of Brilliance Holdings Limited	21,839	32,340
Due to affiliated companies of the joint venture partner of Ningbo Yuming	10,225	6,287
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	1,567	3,132

	729,369	492,079

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	2002	2001
	RMB'000	RMB'000

Less than six months	305,144	469,034
Between six months to one year	423,363	11,461
Between one to two years	853	11,584
Over two years	9	—

	729,369	492,079

Notes to the Accounts   (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

35.	RELATED PARTY TRANSACTIONS (Cont’d)

(f)	Particulars of other significant transactions between companies comprising the Group and affiliated companies during the year are summarised below:

	2002	2001
	RMB'000	RMB'000

Purchases of fixed assets and other assets from affiliated companies of Brilliance Holdings Limited	—	41,984
Purchases of moulds from an affiliated company of Shanghai Shenhua	—	35,750
Acquisition of Key Choices Group Limited (“Key Choices”) from Brilliance Holdings Limited	—	278,213
Sales of fixed assets to an affiliated company of Brilliance Holdings Limited	—	5,558
Sales of fixed assets to an associated company	—	18,425
Management expenses reimbursed to and consultancy fees paid to Brilliance Holdings Limited	5,182	12,405
Interest income from Brilliance Holdings Limited and affiliated companies	—	23,709
Interest income from Shanghai Yuantong	—	15,930

Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

Notes to the Accounts   (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

35.	RELATED PARTY TRANSACTIONS (Cont’d)

(g)	As of 31st December, 2002, the advances to affiliated companies consisted of:

	2002	2001
	RMB'000	RMB'000

Advances to Brilliance Holdings Limited and its affiliated companies:
Interest bearing at 5.5% per annum	—	40,000
Non-interest bearing (i)	907,191	256,223
Advance to Zhuhai Brilliance Non-interest bearing (ii)	360,000	—
Advances to affiliated companies of JinBei: Non-interest bearing	6,613	2,163
Advances to other affiliated companies Non-interest bearing (iii)	30,892	—

	1,304,696	298,386
Long-term advances to an affiliated company of Brilliance Holdings Limited:

Interest bearing at 5.5%	—	39,111
Non-interest bearing	—	5,693

	—	44,804

(i)	Approximately RMB810 million of the advances to Brilliance Holdings Limited and its affiliated companies were settled subsequent to year end.

(ii)	The balance of RMB360 million was settled subsequent to year end.

(iii)	RMB30 million of the advances to other affiliated companies was settled subsequent to year end.

Save as disclosed above, the advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

35.	RELATED PARTY TRANSACTIONS (Cont’d)

(h)	As of 31st December, 2002, the advances from affiliated companies consisted of:

	2002	2001
	RMB'000	RMB'000

Advances from a joint venture partner of Shenyang Aerospace	139,529	—
Advances from affiliated companies of Brilliance Holdings Limited	13,951	54,276
Advances from an associated company	1,264	—
Advances from an affiliated company of Shanghai Shenhua	1,586	—
Advances from affiliated companies of JinBei	2,092	—
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	3,998	—

	162,420	54,276

The advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

36.	SUBSEQUENT EVENTS

(a)	On 14th March, 2003, the Company received the formal approval from the PRC government for the feasibility study for the establishment of a joint venture (the “JV”) between BMW Holding BV (“BMW”), a wholly-owned subsidiary of BMW AG, and Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), an indirect 81%-owned subsidiary of the Company in the PRC. On 27th March, 2003, SJAI has entered into a joint venture contract (“JV Contract”) with BMW in relation to the establishment of the JV in the PRC. The registered capital and total investment cost of the JV is Euro150 million and Euro450 million, respectively. The JV is to be 50%-owned by each of SJAI and BMW and is for a term of 15 years from the date of issuance of business license. The business scope of the JV is to produce and sell BMW passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and spare parts) relating to its products. Profits of the JV will be shared as to 50% by each of SJAI and BMW, in proportion to their respective proportionate contribution to the registered capital of the JV.

Prior to the establishment of the JV, the Company will provide a guarantee to BMW guaranteeing the performance by SJAI of its obligations under the JV Contract. A reciprocal guarantee will be provided by BMW AG to SJAI in respect of the obligations of BMW under the JV Contract.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

36.	SUBSEQUENT EVENTS (Cont’d)

On 28th April, 2003, the Company, through its indirectly 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interests in SJAI. Upon completion, SJAI will be 89.1% indirectly-owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the JV with BMW will increase from 40.50% to 44.55%. The above transactions are subject to the approval by the Company’s shareholders.

(b)	Pursuant to the Special General Meeting held on 26th February, 2003, the shareholders of the Company have approved that the registered capital and total investment of Shenyang Automotive will be increased by US$273 million (the “Increased Amount”). The increase in capital will be contributed by the Company and JinBei in proportion to their current equity interests in Shenyang Automotive. The Company will inject US$139.23 million by capitalising its share of distributable profit of a subsidiary and dividend receivable from a subsidiary up to the amount of US$139.23 million, representing 51% of the Increased Amount. JinBei will inject US$133.77 million, representing 49% of the Increased Amount, by transferring to Shenyang Automotive the technology of components (the “Component Technology”) currently used by Shenyang Automotive mainly in the manufacturing of Zhonghua Sedans at RMB820 million and certain training facilities (the “Training Facilities”). The value of the Component Technology and the Training Facilities will be subject to a valuation by a professional valuer before injecting into Shenyang Automotive. In the event the value of the Component Technology and the Training Facilities as valued by the professional valuer is less than US$133.77 million, JinBei will contribute the balance of its portion of contribution to the Increased Amount by cash. The above capital increase has been approved by the Ministry of Foreign Trade and Economic Co-operation on 5th December, 2002. The contributions will be made by the Company and JinBei within six months from the date of the issuance of the approval by the relevant authorities in the PRC and the new business license.

(c)	Pursuant to the Special General Meeting held on 26th February, 2003, the shareholders of the Company have approved that Xing Yuan Dong, a wholly-owned subsidiary of the Company, will provide a guarantee (the “Guarantee”) in respect of a loan up to the amount of RMB370 million by the banks to JinBei (the “Loan”). In consideration of the provision of the Guarantee, JinBei will provide an indemnity (the “Indemnity”) to Xing Yuan Dong to indemnify Xing Yuan Dong of its liabilities under the Guarantee. The Loan will be repaid (i) as to RMB100 million on or before 31st December, 2003; (ii) as to RMB200 million on or before 31st December, 2004; and (iii) as to the remaining RMB70 million on or before 31st December, 2005. The Guarantee and the Indemnity will continue during the term of the Loan until the Loan together with interest therein is repaid in full. A relevant guarantee agreement was entered into in April 2003 with the guarantee amount of RMB300 million.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

37.	COMPARATIVE FIGURES

Certain of the 2001 comparative figures have been reclassified to conform to the current year’s presentation. The cash flow statement for the year ended 31st December, 2001 has been restated to conform to the current year’s presentation and in accordance with the new presentation and disclosure requirements under revised SSAP 15 “Cash flow statements”.

38.	APPROVAL OF ACCOUNTS The accounts set out on pages 26 to 86 were approved and authorised for issue by the Board of Directors on 28th April, 2003.

Supplementary Financial Information

The Group has prepared a separate set of accounts for the year ended 31st December, 2002 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

			2002	2001
	Note		RMB'000	RMB'000

Profit attributable to shareholders reported under HK GAAP			650,847	900,269
Stock-based compensation	(a	)	(10,329)	(15,462)
Capitalisation of borrowing costs	(b	)	(1,311)	2,270
Write-off of development costs	(c	)	(70,382)	—
Non-amortisation of goodwill	(d	)	49,007	—
Others			(7,367)	—

Profit attributable to shareholders reported under US GAAP			610,465	887,077

			2002	2001
			RMB'000	RMB'000

Net assets reported under HK GAAP			6,028,255	5,412,703
Capitalisation of borrowing costs	(b	)	11,803	13,114
Write-off of development costs	(c	)	(70,382)	—
Non-amortisation of goodwill	(d	)	49,007	—
Others			(13,381)	(6,014)

Net assets reported under US GAAP			6,005,302	5,419,803

a.	On 18th December, 2002, Huachen, the then single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the market price at the same date was HK$1.45 per share.

US GAAP requires that discounts granted to employees under a compensatory share option scheme be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of grant. Consequently, a portion of the compensation expense amounting to approximately RMB10.3 million

Supplementary Financial Information (Cont’d)

(2001: RMB15.5 million) associated with the call options was charged to the consolidated profit and loss account for the year ended 31st December, 2002 under US GAAP. The remaining compensation expense will be charged to the consolidated profit and loss account in 2003.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

b.	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation for the net interest capitalised under HK GAAP is lower than that under US GAAP.

c.	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred.

d.	Under HK GAAP, goodwill is amortised on a straight-line basis over the expected future economic life of 20 years from its initial recognition (estimated economic lives revised in current year). Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill will not be amortised but rather will be tested at least annually for impairment.